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+1-202-636-5806	ryan.brizek@stblaw.com

VIA EDGAR

May 26, 2020

Re: AQR Funds

Securities Act File No. 333-153445

Investment Company Act File No. 811-22235

Post-Effective Amendment No. 129

Ms. Samantha Brutlag

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Brutlag:

On behalf of the AQR Diversifying Strategies Fund (the "Fund"), a series of AQR Funds (the "Trust"), we transmit for filing the Fund's responses to the supplemental telephonic comments provided by you on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the undersigned on Tuesday, May 26, 2020, regarding Post-Effective Amendment No. 129 to the Trust's Registration Statement on Form N-1A (the "Registration Statement") filed with the Commission on March 13, 2020, and the Fund's letter dated May 19, 2020 responding to initial Staff comments provided on April 27, 2020. The Staff's comments are described below and have been summarized to the best of our understanding. We have discussed the Staff's comments with representatives of the Fund. The Fund's responses to the Staff's comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

All Prospectuses
Comment 1	Fee Table. Please confirm the following questions regarding the Fund's management fee: (i) is the 0.00% management fee contractual or temporary;
(ii) will the Adviser or its affiliates receive fees of less than 1 basis point from the Fund that are not reflected in the fee table; (iii) will the Adviser or its affiliates receive securities lending income from the Fund; and (iv) will assets be transferred from an existing mutual fund advised by the Adviser to seed the new Fund.
Response	The Fund confirms the following with respect to the Staff's questions:
	i.	The Fund's contractual management fee is 0.00%.
NEW YORK	BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	S÷O PAULO	TOKYO

Securities and Exchange Commission	May 26, 2020
	ii.	The Adviser and its affiliates will not receive fees of less than 1 basis point from the Fund that are not reflected in the fee table. As disclosed in the Prospectus, the Adviser will, however, receive management fees from the underlying Affiliated Funds. The
acquired fund fees and expenses line item of the Fund's fee table includes estimates of these indirect costs.
	iii.	The Adviser and its affiliates do not serve as securities lending agent to the Fund and will not receive securities lending income from the
Fund.
	iv.	Assets will not be transferred from an existing mutual fund advised by the Adviser to seed the new Fund. As disclosed throughout the
Prospectus, the new Fund will, however, invest its assets in underlying Affiliated Funds.
Comment 2	Principal Risks of Investing in the Fund. Please confirm that the Principal
Risks of the Underlying Affiliated Funds that are disclosed in the Principal
Risks of Investing in the Fund section are in fact principal risks of the Fund.
Response	The Fund confirms the Principal Risks of the Underlying Affiliated Funds
that are disclosed in the Fund's Principal Risks of Investing in the Fund
section are expected to be principal risks of the new Fund.
Comment 3	Principal Risks of Investing in the Fund. Please supplementally provide the disclosure regarding the impact of coronavirus on the Fund.
Response	Risk disclosure regarding the impact of the coronavirus and other pandemics has been included under "Market Disruption Risk" in the Fund's statutory prospectus and statement of additional information that has been filed as Post-Effective Amendment No. 132 to the Trust's Registration Statement on Form N-1A on May 26, 2020. The statutory prospectus risk factor states:

Market Disruption Risk: Geopolitical and other events, including war, terrorism, economic uncertainty, trade disputes, public health crises, spread of infectious illness and related geopolitical events have led, and in the future may lead, to increased market volatility, which may disrupt the U.S. and world economies, individual companies and markets and may have significant adverse direct or indirect effects on a Fund and its investments. Such events include the recent pandemic spread of the novel coronavirus known as COVID-19, the duration and full effects of which are still uncertain.

The Funds could lose money due to the effects of a market disruption. Although multiple asset classes may be

Securities and Exchange Commission	May 26, 2020

affected by a market disruption, the duration and effects may not be the same for all types of assets.

The statement of additional information disclosure states:

Market Disruption Risk: Geopolitical and other events, including war, terrorism, economic uncertainty, trade disputes, public health crises, spread of infectious illness and related geopolitical events have led, and in the future may lead, to increased market volatility, which may disrupt U.S. and world economies, individual companies and markets, and may have significant adverse direct or indirect effects on a Fund and its investments. The impact may be short-term or may last for an extended period. Such events include the recent pandemic spread of the novel coronavirus known as COVID-19, the duration and full effects of which are still uncertain.

The global outbreak of COVID-19 has created enormous, unprecedented economic and social uncertainty throughout the world. The ultimate impact of the COVID- 19 outbreak (or of any future pandemic, epidemic or outbreak of a contagious disease) is difficult to predict, but COVID-19 and the reactions to it have already had dramatic adverse effects on global, national and local economies and on financial markets, and there is a significant likelihood that that negative impact will persist for an extended period. Disruptions to commercial activity across economies due to the imposition of quarantines, remote working policies, "social distancing" practices and travel restrictions and/or failures to contain the outbreak despite these measures, could materially and adversely impact a Fund's investments, both in the near- and long-term in a variety of industries and regions or globally. Similar disruptions have occurred, and may continue to occur, in respect of a Fund's service providers and counterparties (including providers of financing).

A market disruption, such as COVID-19, could adversely affect a Fund's performance, the value and liquidity of the instruments in which a Fund invests, disrupt the availability of financing and may lead to losses on your investment in a Fund. A market disruption may disturb historical pricing relationships or trends that certain strategies and models are based on, resulting in losses to a Fund. Similarly, the responses of governments, regulators and exchanges to a market disruption may be inadequate to limit the outbreak's spread or to mitigate its

Securities and Exchange Commission	May 26, 2020

impact on any nation's economy or the global economy. In addition, these responses could have adverse effects, intended and unintended, on market structures and on the overall, long-term performance of markets which could adversely impact a Fund's ability to implement certain strategies or manage the risk of outstanding positions. For example, in response to the COVID-19 outbreak, some regulators have permitted the delay in the public reporting of financial information, and numerous exchanges have implemented trading suspensions or restrictions on short selling. Although multiple asset classes may be affected by a market disruption, the duration and effects may not be the same for all types of assets.

* * *

Please do not hesitate to contact me at (202) 636-5806 if you have comments or if you require additional information regarding the Registration Statement.

Respectfully submitted,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:H.J. Willcox, Esq. Nicole DonVito, Esq. John Hadermayer, Esq. David Blass, Esq.

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